Exhibit (d.16)

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 7th day of March, 2016, between Frontegra Asset Management, Inc. (the “Adviser”) and Frontier Funds, Inc. (the “Corporation”), on behalf of the Frontier Netols Small Cap Value Fund, Frontier Phocas Small Cap Value Fund, Frontier MFG Core Infrastructure Fund, Frontier MFG Global Equity Fund and Frontier MFG Global Plus Fund (collectively the “Funds” and individually a “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Funds and the Adviser and/or assume expenses for the Funds to the extent necessary to ensure that each Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Fund’s investments in other investment companies) and other extraordinary expenses, do not exceed the following percentages on an annual basis of the average daily net assets attributable to the Funds’ Service Class shares, as applicable:

Service Class

Frontier Netols Small Cap Value Fund	1.25%
Frontier Phocas Small Cap Value Fund	1.25%
Frontier MFG Core Infrastructure Fund	0.85%
Frontier MFG Global Equity Fund	0.95%
Frontier MFG Global Plus Fund	0.95%

The Adviser shall be entitled to recoup such amounts from a Fund for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for that Fund.

This Agreement shall continue in effect until October 31, 2018.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

FRONTEGRA ASSET MANAGEMENT, INC.

By:

/s/ William D. Forsyth III

William D. Forsyth III

President

FRONTIER FUNDS, INC.

By:

/s/ William D. Forsyth III

William D. Forsyth III

President